Exhibit 12.1

lululemon athletica inc.

Computation of Earnings to Fixed Charges

	Three Months	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Ended	February 3,	January 29,	January 30,	January 31,	February 1,
	May 5, 2013	2013	2012	2011	2010	2009
Earnings:
Income before provision for income taxes	$67,389,714	$381,395,854	$289,457,819	$183,276,500	$86,710,069	$57,385,578
Add back: Interest expense	10,634	(103,777)	463,412	418,030	156,641	44,697
Add back: Interest factor of operating leases(1)	5,016,973	18,043,291	14,593,335	12,284,070	9,869,024	7,732,592

Pre-tax income plus fixed charges	$72,417,321	$399,335,368	$304,514,566	$195,978,600	$96,735,734	$65,162,867

Fixed Charges:
Interest expense	$10,634	$(103,777)	$463,412	$418,030	$156,641	$44,697
Interest factor of operating leases(1)	5,016,973	18,043,291	14,593,335	12,284,070	9,869,024	7,732,592

Total fixed charges	$5,027,607	$17,939,514	$15,056,747	$12,702,100	$10,025,665	$7,777,289

Ratio of earnings to fixed charges	14.4	22.3	20.2	15.4	9.6	8.4

(1)	One third of minimum rental expense is deemed to be representative of interest.